FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 Press Release dated December 4, 2007

Document 2 Material Change Report dated December 4, 2007

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

December 4, 2007 TSXV: AGX

Amador Starts Drilling New Gold Zones

Vancouver, British Columbia, – Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the commencement of drilling on the Horwood Gold Property, approximately 75 kilometers southwest of Timmins Ontario.

Drilling will test the 3 new gold zones (Gabbro, Bend and Quartz Blowout gold zones) that were first discovered late last year and earlier this year by trenching. Gold occurs as higher grade and lower grade disseminated mineralization over large areas that have been trenched. The 2 largest gold bearing trenched areas range in size from 30 to over 60 metres in width. The strike length is unknown as the zones trend into swamp and thick overburden. The 2 largest discoveries appear to be on strike with one another and are about 500 metres apart.

The style of gold mineralization is similar to deposits in the Timmins gold mining camp where over 60 million ounces of gold have been produced. Gold is associated with enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones in mafic flows (locally pillowed) and mafic intrusives.　　 Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.　　All zones are open in all directions.

Approximately 175 channel samples were collected from the newly discovered Gabbro zone during the summer field season with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold.　 Highlights from some of the separate channel samples of this zone included 13.03 g/t gold over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79 g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone, located 500 metres west of the Gabbro zone, was exposed by trenching for over 950 square metres.　 Highlights of the sampling　 from this zone included 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres.　 A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t Au and 17 samples grading greater than 2.0 g/t gold.　 The Bend and the Quartz Blowout zone were first discovered in late 2006, and initial grab sample results were announced in March, 2007.

The Quartz Blowout zone, encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein. Initial grab samples returned values over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples.

Geophysical surveys consisting of magnetic and induced polarization (IP) surveys have been completed over the stripped areas and along strike as well. Results from the summer and fall seasons indicate that the mineralization is associated with IP anomalies that continue along strike off the stripped areas.

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of　the press release have been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits.　 During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario.　 The Company’s assets are entirely within Canada with a strong focus in Ontario.　 These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On Behalf of the Board of Directors

Richard W. Hughes, President

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

material change report

TO: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – December 4, 2007.

Item 3. News Release – News Release issued December 4, 2007, at Vancouver, BC.

Item 4. Summary of Material Change:

Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce the commencement of drilling on the Horwood Gold Property, approximately 75 kilometers southwest of Timmins Ontario.

Item 5. Full Description of Material Change:

Amador is pleased to announce the commencement of drilling on the Horwood Gold Property, approximately 75 kilometers southwest of Timmins Ontario.

Drilling will test the 3 new gold zones (Gabbro, Bend and Quartz Blowout gold zones) that were first discovered late last year and earlier this year by trenching. Gold occurs as higher grade and lower grade disseminated mineralization over large areas that have been trenched. The 2 largest gold bearing trenched areas range in size from 30 to over 60 metres in width. The strike length is unknown as the zones trend into swamp and thick overburden. The 2 largest discoveries appear to be on strike with one another and are about 500 metres apart.

The style of gold mineralization is similar to deposits in the Timmins gold mining camp where over 60 million ounces of gold have been produced. Gold is associated with enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones in mafic flows (locally pillowed) and mafic intrusives.　　 Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.　　All zones are open in all directions.

Approximately 175 channel samples were collected from the newly discovered Gabbro zone during the summer field season with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold.　 Highlights from some of the separate channel samples of this zone included 13.03 g/t gold over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79 g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone, located 500 metres west of the Gabbro zone, was exposed by trenching for over 950 square metres.　 Highlights of the sampling　 from this zone included 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres.　 A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t Au and 17 samples grading greater than 2.0 g/t gold.　 The Bend and the Quartz Blowout zone were first discovered in late 2006, and initial grab sample results were announced in March, 2007.

The Quartz Blowout zone, encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein. Initial grab samples returned values over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples.

Geophysical surveys consisting of magnetic and induced polarization (IP) surveys have been completed over the stripped areas and along strike as well. Results from the summer and fall seasons indicate that the mineralization is associated with IP anomalies that continue along strike off the stripped areas.

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 4th day of December 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: December 4, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary